SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEMINIS, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

816658108
(CUSIP Number)

Howard S. Kelberg, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(212) 530-5530

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP NO. 816658108	Page 2 of 7 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person ALFONSO ROMO GARZA

2	Check the Appropriate Box if a Member of a Group*	(a) [ ]
(b) [X]

3	SEC Use Only

4	Source of Funds* AF, OO

5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization United Mexican States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 4,702,049

	8	Shared Voting Power 40,615,619

	9	Sole Dispositive Power 4,702,049

	10	Shared Dispositive Power 40,615,619

11	Aggregate Amount Beneficially Owned by Each Reporting Person 45,317,668

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13	Percent of Class Represented by Amount in Row (11) 73%

14	Type of Reporting Person (See Instructions) IN

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ITEM 1. Security and Issuer.

     This Schedule relates to the Class A Common Stock, par value $.01 per share (“Class A Common Stock”), of Seminis, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 2700 Camino del Sol, Oxnard, California 93030-7967, (805) 647-1572.

ITEM 2. Identity and Background.

(a)	This Schedule is being filed by Mr. Alfonso Romo Garza.

(b)	The principal business office of Mr. Romo is Ave. Roble No. 565 Ote. – Piso 4, Colonia Valle del Campestre, Garza Garcia, N.L., Mexico 66265.

(c)	Mr. Romo is the Chairman of the Board of Pulsar Internacional, S.A. de C.V. (“Pulsar”). In addition, he is the Chairman of the Board of Directors and Chief Executive Officer of Savia, S.A. de C.V. (“Savia”) and the Chairman of the Board of Directors and Chief Executive Officer of the Company.

(d),(e)	Mr. Romo, during the last five years, (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Romo is a citizen of the United Mexican States.

ITEM 3. Source and Amount of Funds or Other Consideration.

     Of the 45,317,668 shares of Class A Common Stock deemed to be owned beneficially by Mr. Romo, all of the shares were acquired prior to the initial public offering of Class A Common Stock of the Company in July 1999, except for: (a) 42,000 shares of Class A Common Stock owned by Conjunto Administrativo Integral, S.A. de C.V. (“CAI”), a company that Mr. Romo controls, which shares were purchased from general corporate funds, (b) 2,392,153 shares of Class A Common Stock issued to Mr. Romo under the Seminis, Inc. Restricted Stock Plan of 2001 (the “Restricted Stock Plan”), and (c) 60,000 options for shares of Class A Common Stock (exercisable within 60 days of the filing of this Schedule) issued to Mr. Romo under the Seminis, Inc. 1998 Stock Option Plan (the “Stock Option Plan”).

ITEM 4. Purpose of Transactions.

     Prior to the initial public offering of the Class A Common Stock of the Company in July 1999, the Company was a majority owned subsidiary of Savia. After the initial public offering, Mr. Romo, together with Savia, continued to beneficially own more than a majority of the voting equity securities of the Company, and, therefore, have the power to control the Company.

     The Company, as of the date of filing this Schedule, is contemplating a refinancing of its indebtedness and a restructuring of its capitalization. Other than the contemplated refinancing and

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restructuring, there is currently no plan or proposal in place that relates to (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries; (d) any change in the current board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer’s business or corporate structure; (g) changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized or quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     Mr. Romo, however, as the Chairman and Chief Executive Officer of the Company, may from time to time consider plans or proposals with respect to such matters described in subsections (a) through (j) in the preceding paragraph.

ITEM 5. Interest in Securities of the Issuer.

     (a)  As of the date hereof, Mr. Romo beneficially owns, in the aggregate, 45,317,668 shares of Class A Common Stock of the Company which includes:

(i)	2,392,153 shares of Class A Common Stock owned by Mr. Romo (issued under the Restricted Stock Plan, subject to achievement of designated performance goals and shareholder approval);

(ii)	42,000 shares of Class A Common Stock owned by CAI;

(iii)	2,207,896 shares of Class B Common Stock owned by Mr. Romo that are convertible into 2,207,896 shares of Class A Common Stock;

(iv)	40,615,619 shares of Class B Common Stock owned by Savia that are convertible into 40,615,619 shares of Class A Common Stock; and

(v)	60,000 options to purchase shares of Class A Common Stock owned by Mr. Romo (exercisable within 60 days of the filing of this Schedule).

The aggregate number of shares beneficially owned by Mr. Romo constitutes 73% of the 62,279,162 shares of Class A Common Stock of the Company (based on 19,395,647 shares of Class A Common Stock outstanding, 42,823,515 shares of Class B Common Stock beneficially owned by Mr. Romo and 60,000 shares of Class A Common Stock that Mr. Romo has the right to acquire upon exercise of options). The Class B Common Stock votes together with the Class A Common Stock on all matters and has three votes per share. Mr. Romo has agreed not to vote the 2,392,153 shares of Class A Common Stock issued under the Restricted Stock Plan until shareholder approval of the Plan is obtained.

     (b) Mr. Romo has the sole power to vote and the sole power to dispose of 4,702,049 shares of Class A Common Stock (including (i) 2,392,153 shares of Class A Common Stock owned by Mr. Romo, (ii) 42,000 shares of Class A Common Stock owned by CAI, (iii) 2,207,896 shares of Class B Common Stock owned by Mr. Romo, and (iv) 60,000 options for shares of Class A Common Stock). Mr.

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     Romo has shared power to vote and shared power to dispose of 40,615,619 shares of Class B Common Stock owned by Savia. As of the date hereof, Mr. Romo beneficially owns 39% of Savia and, therefore, may be deemed to have the power to control Savia.

     (c)  On January 14, 2002, Mr. Romo received a restricted stock award of 2,392,153 shares of Class A Common Stock under the Restricted Stock Plan.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In October 1998, Savia sold to Mr. Romo 2,207,896 shares of Class B Common Stock and as a result of this transaction an account receivable was created for $41.3 million.

Page 5 of 7 Pages

ITEM 7. Material to be Filed as Exhibits.

     The following documents are attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Not Applicable

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2002

By:	/s/ Alfonso Romo Garza

Name: Alfonso Romo Garza

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